J.P. Morgan Institutional Funds

Pursuant to Rule 35d-1 under the Investment Company
Act of 1940, as amended, the following Funds changed their investment policies to invest, under normal conditions, at least 80% of their net assets, plus the amount of borrowings for investment purposes, in the types of investments suggested by their names: JPMorgan U.S. Equity Fund, JPMorgan
U.S. Small Company Fund and JPMorgan Disciplined
Equity Fund.